ECOPETROL REPORTS ON DECISION BY THE COLOMBIAN COUNCIL OF STATE

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that the Colombian Council of State handed down a decision ordering the company to pay the sums of COP$915.6 million for actual damages and COP$173.6 million for lost profits, as a consequence of a guerrilla attack carried out in 1991 against one of the sections of the Puerto Salgar-Mansilla pipeline, located in the municipality of Albán in the state of Cundinamarca.

The company is waiting for clarification by the Council of State of its decision and is considering whether it will file an appeal to overturn it.

Bogota D.C., January 22, 2013

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co